SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Certain news articles were published in the press in relation to the alleged plea bargin entered into by the former president of Camargo Corrêa, in the context of Operation “Lava Jato”, stating that at the time that Eletrobras Termonuclear S.A – Eletronuclear (“Eletronuclear”) hired a consortium for the construction of the mechanical assembly of the Angra 3 nuclear power plant, there were discussions negotiating the payment of alleged bribes to the CEO of Eletronuclear, Othon Luiz Pinheiro da Silva. In light of these allegations, the Company hereby clarifies to our investors and to the market the following:

As already stated in Note 4 to the Financial Statements as of and for the year ended December 31, 2014, filed with the CVM on March 27, 2015, the Company has been following all of the news published by the press. Accordingly, an internal commission was created under the Company's Compliance Program to investigate the procurement process related to the hiring of construction companies in relation to the construction of Angra 3. The work of that commission is ongoing.

In addition, the Company requested in March 2015 that the Federal Prosecutors and the Federal Police inform Eletrobras (i) if there is any information or evidence in the context of Operation "Lava Jato" which may affect the Eletrobras Companies or any specific purpose entities in which the Company holds equity interest and (ii) if affirmative, that Eletrobras be given access to these documents.  To date, the Federal Prosecutors have not responded to these requests.

On March 26, 2015, the Federal Police responded and stated that the investigations into operation "Lava Jato" are confidential and there is no court order allowing for any such information to be shared with Eletrobras or for Eletrobras to have access to any police investigation documents. Accordingly, the Federal Police cannot provide any information.

However, considering that the news reports reference excerpts from the alleged plea bargin entered into by the former president of Camargo Corrêa in confidential depositions made to the Federal Police in the context of operation "Lava Jato," the management of the Company has decided that it will reiterate its request to the Federal Police for access to any relevant documents made available to the media.

Despite the fact that the Company's commission's investigations have not been concluded, the Board of Directors of Eletrobras approved today all measures necessary to engage a specialized and independent entity to conduct an investigation to ensure transparency and independence, as required by Brazilian and U.S. laws.

The president of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, decided to take leave today to ensure the transparency of the work currently being conducted by the internal investigation, as well as the independence of the work to be conducted by the independent entity to be hired.

The Board of Directors of the Eletronuclear has approved the interim appointment of Mr. Pedro José Diniz, Chief Operational Officer of Eletronuclear, to act as president of Eletronuclear.

In addition, further to the Comunicado ao Mercado published on April 28, 2015 and, for the reasons mentioned above, the Company confirms that its Form 20-F will not be filed with the SEC by April 30, 2015, as the Company understands that further results from the investigation should be obtained. Accordingly, a Form 12b-25 will be filed by April 30, 2015.

MARKET ANNOUNCEMENT

The Company will keep the market informed of the developments of these matters, reiterating to its investors the Company's commitment to transparency and ethic conduct in its business.

Rio de Janeiro, April 29, 2015.

Armando Casado de Araujo

Diretor Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.